UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Resource America, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

761195205
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 761195205

1	NAME OF REPORTING PERSON Raging Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 814,256
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 814,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 761195205

1	NAME OF REPORTING PERSON Raging Capital Fund (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,246,485
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,246,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,246,485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 761195205

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,060,741
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,060,741
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,060,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 761195205

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,060,741
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,060,741
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,060,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 761195205

1	NAME OF REPORTING PERSON Robert L. Lerner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%1
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 761195205

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated to read as follows:

(b)           The address of the principal office of each of the Raging Funds, Raging Capital and Mr. Martin is Ten Princeton Avenue, Rocky Hill, New Jersey 08553.  The principal business address of Mr. Lerner is c/o DPT Capital Management, LLC, 213 Nassau Street, Princeton, New Jersey 08542.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to read as follows:

On January 9, 2012, the Raging Capital Group (as defined in the Settlement Agreement) and the Issuer entered into a Settlement Agreement.

Pursuant to the terms of the Settlement Agreement, the Issuer agreed to, at the next regularly scheduled meeting of the Board of Directors of the Issuer (the “Board”) appoint Robert L. Lerner to the Board with a term to expire at the 2014 annual meeting of stockholders of the Issuer (the “2014 Meeting”).  The Issuer further agreed that one member of the Board who currently serves in the class of directors with a term expiring at the 2014 Meeting will be appointed to the class of directors with a term expiring at the 2013 annual meeting of stockholders of the Issuer.

The Raging Capital Group, among other things agreed to, (i) withdraw its letter nominating Mr. Lerner for election at the Issuer’s 2012 annual meeting of stockholders (the “Annual Meeting”), and (ii) vote, at the Annual Meeting, all Shares beneficially owned by it and its affiliates in favor of the (A) election of each of the Issuer’s director nominees, (B) adoption and approval of the Issuer’s 2012 Non-Employee Director Deferred Stock Plan, and (C) ratification of the appointment of Grant Thornton, LLP as the Issuer’s independent registered public accounting firm for the fiscal year ending September 30, 2012.  The Raging Capital Group further agreed to, during the Standstill Period (as defined in the Settlement Agreement), vote all Shares beneficially owned by it and its affiliates in favor of election of each of the Issuer’s director nominees at any annual meeting of the Issuer’s stockholders.

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 9, 2012, the Raging Capital Group and the Issuer entered into a Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Settlement Agreement by and among Raging Capital Fund, LP, William C. Martin, Robert L. Lerner and Resource America, Inc., dated January 9, 2012.

CUSIP NO. 761195205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2012

Raging Capital Fund, LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Attorney-in-fact for William C. Martin, Managing Member

Raging Capital Fund (QP), LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Attorney-in-fact for William C. Martin, Managing Member

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Attorney-in-fact for William C. Martin, Managing Member

/s/ Frederick C. Wasch
FREDERICK C. WASCH
Attorney-in-fact for William C. Martin

/s/ Frederick C. Wasch
FREDERICK C. WASCH
Attorney-in-fact for Robert L. Lerner